30 ROCKEFELLER PLAZA NEW YORK, NEW YORK 10112-4498 TEL +1 212.408.2500 FAX +1 212.408.2501 www.bakerbotts.com	AUSTIN BEIJING DALLAS DUBAI HONG KONG HOUSTON LONDON MOSCOW NEW YORK PALO ALTO RIYADH WASHINGTON

Renee L. Wilm TEL +1 212.408.2503 FAX +1 212.259.2503 renee.wilm@bakerbotts.com
July 31, 2008
Via EDGAR and By Hand
Securities and Exchange Commission
100 F St. NE
Washington, D.C. 20549
Mail Stop 3720
Attention: Larry Spirgel, Assistant Director

Re:	Discovery Communications, Inc. Amendment No. 2 to Form S-4/A (File No. 333-151586) Discovery Holding Company Amendment No. 2 to Schedule 14A (File No. 000-51205)
Dear Mr. Spirgel:
     Discovery Communications, Inc. (“New Discovery”) hereby electronically files under the Securities Act of 1933, as amended, Amendment No. 2 (“New Discovery Amendment No. 2”) to its Form S-4, originally filed on June 11, 2008 and amended by Amendment No. 1 thereto filed on July 18, 2008 (as so amended, “S-4/A”). The New Discovery Amendment No. 2 includes the preliminary proxy statement/prospectus of New Discovery and Discovery Holding Company (the “Proxy Statement/Prospectus”). Discovery Holding Company (“DHC”) also hereby electronically files under the Securities Exchange Act of 1934, as amended, Amendment No. 2 (“DHC Amendment No. 2”) to its preliminary Schedule 14A, originally filed on June 10, 2008 and amended by Amendment No. 1 thereto filed on July 18, 2008. The DHC Amendment No. 2 includes the Proxy Statement/Prospectus. Courtesy copies of the New Discovery Amendment No. 2, marked to show changes, and this letter are being delivered to you.
     Set forth below are responses to the comments contained in your letter to Discovery Communications, LLC, dated July 28, 2008 (the “SEC Letter”), regarding the S-4/A. The numbered paragraphs below correspond to the numbered paragraphs of the SEC Letter. All section references refer to the corresponding sections of the Proxy Statement/Prospectus unless otherwise noted. Defined terms used and not otherwise defined in this letter have the meanings ascribed to them in the Proxy Statement/Prospectus.
The Transaction, page 38
Background of the Transaction, page 38
1.	Comment: Please explain in more detail the benefits of retaining Ascent Media Sound at New Discovery, such as “certain tax considerations,” that outweighed the dilution of the interest of existing DHC stockholders in Ascent Media Sound.

Securities and Exchange Commission	- 2 -	July 31, 2008
      Response: The benefit of retaining Ascent Media Sound at New Discovery is to allow the AMC spin-off to be structured to meet the requirements for treatment as a transaction under Sections 368(a) and 355 of the Code for U.S. federal income tax purposes. We have included disclosure to this effect under the heading “The Transaction — Background of the Transaction.”
2.	Comment: Refer to your statement that DHC believes that Ascent Media Sound would have an enterprise value of up to $50 million. Tell us more in detail the nature of the assets and liabilities of Ascent Sound. It is unclear to us the nature of its assets, in light of your pro forma presentation attributing most of the components of DHC’s financial statements, excluding the investment in Discovery Communications Holding, to Ascent Media Corporation.
     Response: The Staff is advised that the Ascent Media Sound business provides sound supervision, sound design, sound editorial, music, mixing and sound effects services for the production and post-production of feature film, television content and commercials. The assets and liabilities of Ascent Media Sound that are included in the historical financial statements of DHC and will remain with New Discovery after the AMC spin-off are primarily accounts receivable ($10.0 million at March 31, 2008) and equipment necessary to provide such services ($4.2 million net book value at March 31, 2008). In addition, there is approximately $11.5 million of goodwill and $600,000 of tradenames attributed to the Ascent Media Sound business. The liabilities of Ascent Media Sound are primarily accounts payable, accrued liabilities and deferred revenue ($8.4 million at March 31, 2008). In addition to these assets and liabilities, Ascent Media Sound employs approximately 400 persons that provide the aforementioned services. In 2007, the Ascent Media Sound business generated $75.8 million of revenue and $3.1 million of EBITDA, and is projecting to generate $4-$5 million of EBITDA in 2008. We have added further disclosure regarding the business of Ascent Media Sound under the heading “Summary — The Companies — Discovery Communications, Inc.” and under the heading “The Companies — Discovery Communications, Inc.”
Recommendation of the DHC Board; Purposes and Reasons for the Transaction, page 41
3.	Comment: We note your disclosure of the various risks the DHC board considered. Please consider whether additional risk factor disclosure is necessary in light of these risks. For example, although you disclose here the potentially significant indemnification obligation of New Discovery to Advance/Newhouse, you have not included a risk factor and accompanying disclosure explaining this risk. Also, explain how the DHC board weighed some other risks and challenges identified elsewhere in your disclosure, such as the uncertainty regarding the tax treatment of the AMC spin-off and the demands on Discovery as a result of transitioning to a public company.
     Response: A risk factor regarding the indemnification obligation of New Discovery to Advance Newhouse has been added under the caption “New Discovery will be required to indemnify Advance/Newhouse for liabilities incurred by DHC and its subsidiaries (other than Discovery and its subsidiaries) prior to the closing of the Transaction. The extent of this potential obligation cannot be predicted or quantified.” We do not view additional risk factor disclosure to be warranted.
     As regards the DHC board’s consideration of the variety of factors that went into its analyses of the Transaction, we have added a statement to the effect that the DHC board did not assign separate weights to each factor considered. We have, however, added disclosure regarding the deliberations of the

Securities and Exchange Commission	- 3 -	July 31, 2008
board in respect of the “should” opinion to be received from tax counsel. We do not view further disclosure of the board’s deliberations to be merited.
     The Staff is supplementally advised that we have considered this indemnification agreement from a FIN 45 accounting perspective, and we have concluded that the fair value of any estimable risk at this point in time is de minimus. Accordingly, no contingent liabilities for this agreement have been reflected in the pro forma financial information included elsewhere in the Proxy Statement/Prospectus.
Interests of Certain Persons in the Transaction, page 44
4.	Comment: Please expand your disclosure in this section to discuss the share appreciation rights in New Discovery that DHC executive officers (other than those that are also directors of DHC) will receive, as disclosed on page 14. Also disclose the interest of New Discovery officers and directors as a result of their outstanding DAP awards that will be impacted by the transaction.
     Response: We have revised the disclosure in response to the Staff’s comment. Further, we have added a reference to the treatment of DAP awards held by Discovery executive officers in connection with the Transaction. We note that none of the New Discovery directors, other than those who are also executive officers, hold DAP awards.
Material United States Federal Income Tax Consequences of the Merger and the AMC Spin-Off, page 46
5.	Comment: We note your response to comment 19 in our letter dated July 10, 2008. Please further revise the disclosure and opinion as follows;
•	In the two paragraphs on page 47 regarding qualifications to the tax opinions, please state that the tax opinions described herein “are based on,” rather than “will be based on” assumptions and representations. Revise your disclosure elsewhere in the proxy statement/prospectus regarding the tax opinions that are conditions to the transactions to clarify that those closing opinions are second or confirming opinions to the opinions already presented here.
     Response: We have revised the disclosure in response to this portion of the Staff’s comment.
•	In the summary section “Material United States Federal Income Tax Consequences of the Transaction” on page 14, summarize the opinions that you have already received from named counsel rather than describing the closing opinions that are conditions to the transaction. Briefly summarize the nature of the closing opinions under “Conditions to the Completion of the Transaction” on page 15.
     Response: We have revised the disclosure in response to this portion of the Staff’s comment.
•	In the opinion filed as an exhibit, counsel must state that its opinion is set forth in the tax discussion section and that counsel confirms its opinion as set forth therein.
     Response: The form of opinion filed as an exhibit has been revised. The executed opinion will be filed with the S-4 amendment that will be declared effective by the Staff (once all comments have been resolved).
•	Since counsel is unable to provide a “will” opinion regarding the tax consequences of the AMC spin-off, please further revise the risk factor on page 27 to clearly state that counsel was unable to provide a “will” opinion and explain the cause of the uncertainty.

Securities and Exchange Commission	- 4 -	July 31, 2008
     Response: We believe that the description of the opinion of Skadden, Arps, Slate, Meagher & Flom LLP as a “should” opinion provides shareholders the appropriate level of disclosure as to the nature of the risk involved, which, while not immaterial, is not so substantial as to warrant a fuller discussion. The basis for such risk is grounded in the lack of any authority directly on point, and we have included a reference to this concern in the risk factor “The AMC spin-off could result in significant tax liability” and in the tax disclosure under the heading “Material United States Federal Income Tax Consequences of the Merger and the AMC Spin-Off — Material U.S. Federal Income Tax Consequences of the AMC Spin-Off.” Further, as discussed under “The Transaction — Recommendation of the DHC Board; Purposes and Reasons for the Transaction,” the DHC board believes the tax risk relating to the AMC spin-off is manageable, in light of counsel’s level of comfort on the issue and because DHC has a relatively high basis in the shares of AMC, which would minimize, if not fully eliminate, any taxable gain if the AMC spin-off was ultimately determined to be a taxable distribution by DHC.
The Transaction Agreements, page 49
Conditions to the Completion of the Transaction, page 53
6.	Comment: We note your response to comment 22 in our letter dated July 10, 2008. You have indicated that you would only resolicit shareholder approval if you waived certain enumerated conditions. Please confirm in your response letter your understanding that resolicitation is generally required if you waive a material condition to the transaction and the changes in the terms of the transaction render the disclosure that was previously provided to shareholders materially misleading.
     Response: DHC has confirmed to us its understanding that resolicitation is generally required if DHC or Advance/Newhouse waives a material condition to the Transaction and the changes in the terms of the Transaction render the disclosure that was previously provided to shareholders materially misleading.
Merger Agreement, page 56
Treatment of Stock Options, page 58
7.	Comment: Please add a section here to disclose the treatment of any outstanding DHC equity-linked awards. To the extent you have not determined such treatment, at least identify the different types and amounts or values of these awards outstanding. We note your disclosure with respect to the DAP in the New Discovery Compensation Discussion and Analysis. However, we also note disclosure with respect to outstanding 2005 LTIP awards in the Discovery MD&A on page A-2-6 and A-2-13. If the DAP and the LTIP refer to the same program, please clarify.
     Response: We note that this section of the Proxy Statement/Prospectus describes the treatment of various equity-linked awards pursuant to the merger agreement, and the treatment of the DAP units is not governed by the merger agreement. To address the Staff’s comment, we have added a cross-reference in this section to the treatment of the DAP units as described in detail in “Management of New Discovery — Compensation Discussion and Analysis — Elements of Compensation — Discovery Appreciation Program — Adjustment to DAP Awards.” In addition, we confirm that the 2005 LTIP awards as noted by the Staff refer to the DAP awards. We have revised the disclosure in the appropriate places of Appendix A to the Proxy Statement/Prospectus in response to the Staff’s comments.

Securities and Exchange Commission	- 5 -	July 31, 2008
Comparison of the Rights of Stockholders of DHC and New Discovery, page 77
8.	Comment: We have considered your response to comment 28 in our letter dated July 10, 2008 regarding unbundling of certain provisions of New Discovery’s charter and bylaws. Provide further analysis of why the significant increase in authorized capital “is integral to the ability of New Discovery to issue the consideration that is part and parcel of the merger” and should not be set forth as separate proposals. Compare the authorized capital of DHC to the proposed authorized capital of New Discovery, discuss the number of securities to be issued or reserved for issuance in connection with the transaction, and quantify the number of authorized but unissued securities that will be available after the transaction.
     Response: Upon further reflection, we have “unbundled” a proposal (the “authorized stock proposal”) pertaining to the number of shares being authorized for issuance under the New Discovery charter. Approval of each of the merger proposal, the preferred stock issuance proposal and the authorized stock proposal at the Annual Meeting will be required for the Transaction to be completed. Disclosure regarding the authorized stock proposal can be found on the cover page, in the Notice of Annual Meeting of Stockholders, and in other appropriate places in the Proxy Statement/Prospectus. We have included under the heading “Description of New Discovery Capital Stock — Authorized Capital Stock” a detailed discussion of the magnitude of the increase in authorized capital stock, including the estimated number of shares to be issued or reserved for issuance in connection with the Transaction and the estimated number of shares that will remain authorized but unissued and unreserved for future issuance immediately following completion of the Transaction. The discussion includes the reasoning behind the increase in authorized capital stock. In addition, we have reduced the authorized preferred stock of New Discovery, such that its number of authorized shares of “blank check” preferred is now identical to that of DHC.
Discovery Communications Inc.
Unaudited Condensed Pro Forma Combined Financial Statements, page 84
9.	Comment: Please revise your introductory paragraph to explain how you derived each historical column. Also, please disclose where Ascent Media Sound’s financial information has been included with the pro forma financial statements.
     Response: We have added disclosure to the introductory paragraph to explain how we derived each historical column. We have also added disclosure stating that the financial information for Ascent Media Sound, including its tax attributes, is included in the DHC historical column and the New Discovery pro forma column. In order to help clarify what Ascent Media Sound is, we have added disclosure identifying certain of the brand names under which the businesses of Ascent Media Sound are operated.
     The Staff is supplementally advised that the AMC historical column excludes all assets, liabilities, revenue and expenses of Ascent Media Sound because Ascent Media Sound is not included in the AMC spin-off and will remain with New Discovery.
10.	Comment: We further note that NOLs related to Ascent Media Sound will be spun off to Ascent Media Corporation. Tell us why the NOLs related to Ascent Media Sound are being transferred to Ascent Media Corporation considering the fact that Ascent Media Sound is remaining with Discovery. Is Ascent Media Corporation obligated to reimburse you at a future date for the

Securities and Exchange Commission	- 6 -	July 31, 2008
benefit of using the NOLs? Also, tell us whether there are any accounting consequences to that transfer.
       Response: The Staff is advised that the NOLs that will be spun off with Ascent Media Corporation were generated by entities or businesses that are also being spun off with Ascent Media Corporation. The NOLs that were generated by Ascent Media Sound will not be transferred to Ascent Media Corporation, but will remain with New Discovery.
Management of New Discovery, page 90
Compensation Discussion and Analysis, page 93
Discovery Appreciation Program, page 99
11.	Comment: Please provide more information about the range of possibilities that the member representatives are considering with respect to outstanding DAP awards and how they might impact New Discovery. For example, discuss whether the member representatives intend to merely preserve the value of outstanding awards (by “equitable substitution or proportionate adjustment” as provided in Section 3.3 of the DAP) or increase the value of the awards (by accelerated vesting, new grants or other adjustments). If there is a possibility of cash payments or equity issuances to DAP participants as a result of the transaction, please disclose this.
       Response: We have revised the disclosure in response to the Staff’s comment. See “Management of New Discovery — Compensation Discussion and Analysis — Elements of Compensation — Discovery Appreciation Program — Adjustment to DAP Awards.”
Appendix A — Information Concerning Discovery Communications Holding, LLC Including Its Wholly Owned Subsidiary Discovery Communications, LLC
Part 2 — Management’s Discussion and Analysis of Financial Condition and Results of Operations, page A-2-1
Liquidity and Capital Resources, page A-2-20
12.	Comment: Please balance your assessment of your short-term and long-term liquidity position in the first two paragraphs of this section with a discussion of some of the factors identified in the risk factors you added on pages 32 and 33 and how those factors impacted your assessment.
        Response: We have revised the disclosure in response to the Staff’s comment.
* * *

Securities and Exchange Commission	- 7 -	July 31, 2008
     If you have any questions with respect to the foregoing responses to the SEC Letter or require further information, please contact the undersigned at (212) 408-2503 or Robert W. Murray Jr. of this office at (212) 408-2540.
Very truly yours,
/s/ Renee L. Wilm
Renee L. Wilm

cc:	Securities and Exchange Commission Kathryn Jacobson, Staff Accountant Kyle Moffatt, Accountant Branch Chief John Harrington, Attorney-Advisor Kathleen Krebs, Special Counsel

Discovery Communications, LLC Joseph A. LaSala, Jr.

Discovery Holding Company Charles Y. Tanabe

Baker Botts L.L.P. Robert W. Murray Jr.

Wilmer Cutler Pickering Hale and Dorr LLP Meredith B. Cross

Sabin, Bermant & Gould LLP Craig D. Holleman

Skadden, Arps, Slate, Meagher & Flom LLP Matthew A. Rosen